Dow 30SM Premium & Dividend Income Fund Inc.

FILE # 811-21708

ATTACHMENT 77C - Submission of matters to a vote of security holders

During the six-month period ended June 30, 2009, the shareholders of Dow 30SM Premium & Dividend Income Fund Inc. voted on the following proposals. On December 19, 2008, a special meeting of shareholders was adjourned with respect to the proposals until January 23, 2009, at which time they were approved. A description of the proposals and number of shares voted are as follows:

Shares Voted

Shares Voted

Shares Voted

For

Against

Abstain

To approve a new investment advisory

and management agreement for

the Fund.

5,477,362

169,482

225,113

To approve a new investment

subadvisory agreement for the Fund.

5,506,701

168,250

197,006